Exhibit 21.1
Subsidiaries of The Sheridan Group, Inc.

Subsidiary Name	Jurisdiction of Incorporation
Dartmouth Journal Services, Inc.	New Hampshire
Dartmouth Printing Company	New Hampshire
Sheridan Books, Inc.	Delaware
The Dingley Press, Inc.	Delaware
The Sheridan Group Holding Company	Delaware
The Sheridan Press, Inc.	Maryland
United Litho, Inc.	Maryland